Exhibit 99.1
IFRS USD Press Release

Infosys (NASDAQ: INFY) Announces Results for the Quarter and Year Ended March 31, 2012

Q4 revenues declined by 1.9% sequentially; FY12 revenues grew by 15.8%

Fiscal 2013 revenues expected to grow by 8.0% to 10.0%

Bangalore, India – April 13, 2012

Highlights

Consolidated results under International Financial Reporting Standards (IFRS) for the quarter ended March 31, 2012
  Revenues were $1,771 million for the quarter ended March 31, 2012; QoQ decline was 1.9%; YoY growth was 10.5%
  Net income after tax was $463 million for the quarter ended March 31, 2012; QoQ growth was 1.1%; YoY growth was 15.2%
  Earnings per American Depositary Share (EPADS) was $0.81 for the quarter ended March 31, 2012; QoQ growth was 1.3%; YoY growth was 15.7%
  52 clients were added during the quarter by Infosys and its subsidiaries
  Gross addition of 10,676 employees (net addition of 4,906) for the quarter by Infosys and its subsidiaries
  149,994 employees as on March 31, 2012 for Infosys and its subsidiaries
  The Board of Directors recommended a final dividend of 22 per ADS for fiscal 2012 and a special dividend of 10 per ADS on account of completion of 10 years of Infosys BPO operations (equivalent to final dividend of approximately $0.43 per ADS and special dividend of 10 years of Infosys BPO operations of $0.20 per ADS at the prevailing exchange of 50.88 per US$). The Register and Share Transfer Books of the Company will be closed from May 26, 2012 to June 9, 2012 (both days inclusive)
“The year ahead looks challenging for the IT services industry, with slow recovery in the global markets,” said S. D. Shibulal, CEO and Managing Director. “We are executing on our Infosys 3.0 strategy which is meant to deliver high quality growth in the medium to long term. We are making investments and have put in place a structure to deliver on this strategy.”

Business outlook

The company’s outlook (consolidated) for the quarter ending June 30, 2012 and for the fiscal year ending March 31, 2013, under IFRS is as follows:

Outlook under IFRS – consolidated*

Quarter ending June 30, 2012
  Revenues are expected to be in the range of $1,771 million and $1,789 million; YoY growth of 6.0% to 7.1%
  Earnings per American Depositary Share (EPADS) is expected to be $0.73; YoY growth of 9.0%
Fiscal year ending March 31, 2013
  Revenues are expected to be in the range of $7,553 million and $7,692 million; YoY growth of 8.0% to 10.0%
  Earnings per American Depositary Share (EPADS) is expected to be in the range of $3.12 to $3.17; YoY growth of 4.0% to 5.7%
* Exchange rates considered for major global currencies: AUD / USD – 1.04; GBP / USD – 1.60; Euro / USD – 1.33

Awards and Recognition

Infosys was recognized by analysts, industry bodies and other influencers in the last quarter.

Business Today, one of India’s leading business magazines, recognized Infosys as the top recruiter out of business schools in India. InStep, our Global Internship Program, won the National Council for Work Experience Award 2012 for short term work placements in the UK.

Infosys’ implementation of Microsoft Dynamics AX at Farabi Petrochemicals, Saudi Arabia was recognised by Microsoft® with the Industry Excellence Award, as part of the Microsoft Dynamics 2012 Customer Excellence Awards program.

Infosys BPO won several awards at the World HRD Congress 2012, including the Global HR Excellence Award, Fun at Work Award, RASBIC Award which recognizes exemplary practices in innovative acquisition of talent, Employer Branding Awards for innovation in retention strategy and innovation in career management, STAR News Talent Leadership and HR Award for best overall talent management organization of the year and Top 10 Best Employers of the Year Award.

Consulting and Systems Integration

We continue to help clients realize business value through business process and IT transformation. We were chosen by an American public electric and water utility to help transform its legacy IT applications, thereby enabling greater efficiency and compliance, and improving its customer and employee satisfaction. We were engaged by a Middle East gas distributor as a strategic partner for its customer relationship management implementation, to drive operational efficiency, faster customer response time and effective governance through integrated customer operations.

A U.S. cable multi-system operator selected us as its strategic partner to create a center of excellence for data integration to address the dynamic needs of its business users, resulting in cost optimization and faster time to market for new offerings.

A U.S. based security systems corporation has engaged us as its single source IT services provider for global transformation and consolidation of its Oracle based business applications roadmap over the next five years. This will include strategic IT planning, change management, package implementation to streamline and optimize business processes, consolidation and creation of a scalable application ecosystem to drive reduction in total cost of ownership.

Business IT Services

Our IT-enabled business solutions and complementary services help clients build efficiency into their operations.

We have been selected by a combination natural gas and electric utilities to modernize its data center, thereby helping it move to industry standard infrastructure, and implement robust disaster recovery and operational processes.

A North American telco chose us for a billing migration program to move customers from several billing systems onto one integrated system to provide better customer experience, and reduce costs and errors. A European finance and insurance company has engaged us to support its global infrastructure services in order to improve quality of IT infrastructure, reduce costs and time to market, and establish best practices to be leveraged globally.

We are working on a multi-year open source adoption program for a corporation which manufactures and sells machinery and engines, to reduce its licensing and infrastructure costs.

Infosys BPO

Infosys BPO continues to addresses our clients’ business challenges, unlocking business value by applying proven process methodologies, integrated IT and business process outsourcing solutions. A high-end retailer of apparel, accessories and jewellery has engaged us to develop a comprehensive business process value solution to streamline its online digital channel operations. We have partnered with a corporation which sells, markets and distributes food products, to optimize its enterprise resource planning roll-out strategy. The solution includes streamlining the process of maintaining its master database, delivering clearly defined outcomes with a milestone based roadmap.

A brewing and soft drinks company selected us for two strategic transformation initiatives – to drive group wide procurement synergy benefits for direct material purchases, and to review its entire manufacturing and distribution footprint, as it consolidates its operations and distribution network.

We were also chosen to assist an Australian engineering services firm with its offshore sourcing strategy, including identifying new sources of supply globally and enabling the necessary adaptations in the organization’s infrastructure to implement international supply chains.

Infosys Public Services

We are partnering with public sector organisations in the U.S. to help them leverage the potential of technology to drive business value. A Medicaid managed care organization has engaged us for Medicaid claims processing services to be delivered from our U.S. BPO center in Atlanta. We are customizing and testing a new trading partner system for a Blue Cross and Blue Shield health plan operator to transact with healthcare providers and other parties in compliance with the U.S. government mandates, and improve partner satisfaction.

Another Blue Cross and Blue Shield health plan operator implemented our iTransform™ product to fast-track compliance with the U.S. government International Classification of Diseases revision-10 (ICD-10) mandate and improve medical coder productivity. A health system provider has selected us to assess the impact of ICD-10 transition on its financial neutrality, contracts and clinical documentation.

Engineering services

Our engineering and technology services are seeing good traction. A semi-conductor chip manufacturer, partnered with us to develop and validate a path breaking Wi-Fi solution, built on a future tablet platform. We are designing and developing a new wireless medical communication chipset, along with firmware, pre-compliance testing and prototype development for a medical device major in collaboration with its eco-system of labs and board manufacturing partners.

A provider of industrial productivity solutions has engaged us to improve the collaboration of its research and development centers across the globe, reduce time to market and product development costs through a transformational Product Lifecycle Management (PLM) implementation. The marine division of an independent safety assurance player selected us to develop knowledge based engineering solutions and tools to monitor the structural health and sea worthiness of its ships.

An aircraft manufacturer partnered with us to harmonize its design and PLM systems to overhaul performance and improve the time to volume for critical aircraft parts.

Products, Platforms and Solutions

Infosys Products and Platforms business continued to gain momentum.

We had twelve client wins in this category this quarter, eight for Infosys Edge™ and four for our industry-focused products.

Infosys Edge™ saw strong momentum across its platforms. Airtel, an integrated telecommunications company with operations in 19 countries across Asia and Africa, partnered with us to build India’s first-of-its-kind mobile wallet service. The Infosys WalletEdge™ platform, with Finacle™ Digital Commerce solution at its core, will enable a ubiquitous mobile wallet service to support cashless payments and settlement needs of diverse customer segments. A consumer packaged goods company has selected Infosys TradeEdge™ to improve data collection from distributors and retailers. The platform will use this data to help plan production, distribution and enhance the efficiency of its supply chain.

A loan servicing and real estate niche player has chosen Infosys Credit Servicing Platform to integrate various business operations across geographies, driving business efficiency and visibility by streamlining loan servicing and real estate asset management processes. The Infosys Digital Marketing Platform is driving the digital transformation initiative for a European consumer goods major, allowing its marketing teams to create, share, and re-use all forms of digital assets.

Our industry specific products are seeing traction across sectors. A European oil and gas company selected us to maintain the integrity of its pipeline system. The product offered by us will also provide damage assessment and 3D visualization of close to 500 kms of pipelines. A telecommunications company in the Middle East has chosen Infosys Flypp™ and mConnect™ to offer consumers a host of ready-to-use experiential applications across multiple devices.

Finacle™

Finacle™, our flagship offering for the banking industry, continued to grow its business with 14 client wins this quarter. Of these, six were from Europe, Middle East and Africa (EMEA) and eight were from the Asia-Pacific (APAC) region. 12 client projects went live on Finacle™ in the quarter. Of these, four went live in APAC, six in EMEA and two in the Americas.

ING Belgium selected Finacle™ universal banking solution to transform its core banking software, expanding Infosys’ footprint in the Benelux market. The solution from Infosys will replace the banks existing legacy systems to provide future ready technology which can be customized to meet the bank's on-going operational, product and regulatory requirements. Kotak Mahindra Bank, one of India’s fastest growing banks completed the successful implementation of Finacle™ across its 335 branches. The bank has already seen a 44% increase in the number of accounts added post the Finacle™ implementation.

Cloud

We continue to grow our Cloud business and currently have close to 140 engagements and 3,000 experts in our Cloud practice. We are working with over 30 partners as we strengthen our proposition as a Cloud Ecosystem Integrator. Over the last quarter, we won 15 programs across Cloud services, Big Data and Security.

We were selected by a retail major in America to migrate its applications to the Windows Azure platform in a phased manner. A manufacturing company based out of North America partnered with us for its Big Data journey, including the implementation of a reconciliation platform to store and process millions of transactions across the globe, at a fraction of the cost and time.

A railroad company in North America has selected as the principal partner for a large technology modernization program to re-host its mainframe applications on Windows servers on a private Cloud. We have been engaged in a program to revamp the reservations system of an international hotel chain using Cloud leveraged Big Data solutions to add agility to its sales and marketing functions.

Mobility

Our mobile technology solutions are helping clients realise the potential of mobility. A resources conglomerate with interests in oil and gas, partnered with us to build a tablet based business intelligence solution to monitor energy consumption patterns and aid faster decision making to optimize energy consumption. An oilfield services company has engaged us to build a mobile asset tracking solution to monitor and manage heavy equipment deployed on the field.

We have created a tablet based sales lead management solution for senior executives of a Canada based insurer. For an American retailer, we are creating a gift catalogue application, combining the power of mobile and social media allowing its customers to choose products and share it as gift wish lists with their friend circles.

Process Innovation

During the fourth quarter, Infosys applied for 38 unique patent applications in India and the U.S. With this, Infosys has an aggregate of 474 unique patent applications (pending) in India, the U.S. and other jurisdictions, and has been granted 47 patents by the United States Patent and Trademark Office and 1 patent by Luxembourg patent office.

Liquidity

As on March 31, 2012, cash and cash equivalents, including investments in available-for-sale financial assets and certificates of deposits was $4.1 bn ($3.8 bn as on March 31, 2011).

“We had a very difficult quarter with revenues declining sequentially. Our focus on high quality growth coupled with strong financial discipline helped us to deliver on EPS guidance in US dollar terms,” said V. Balakrishnan, Member of the Board and Chief Financial Officer. “The global currency market volatility continues to be a challenge for the industry.”

About Infosys Ltd

Many of the world’s most successful organizations rely on the 150,000 people of Infosys to deliver measurable business value. Infosys provides business consulting, technology, engineering and outsourcing services to help clients in over 30 countries build tomorrow’s enterprise.

For more information about Infosys (NASDAQ: INFY), visit www.infosys.com

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2011 and on Form 6-K for the quarter ended June 30, 2011 September 30, 2011 and December 31, 2011.These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Contact

Investor Relations	Avishek Lath, India +91 (80) 4116 7744 avishek_lath@infosys.com	Sandeep Mahindroo, US +1 (646) 254 3133 sandeep_mahindroo@infosys.com

Media Relations	Sarah Vanita Gideon, India +91 (80) 4156 4998 Sarah_Gideon@infosys.com	Ted Bockius, USA + 1 (510) 759-9432 Ted_Bockius@infosys.com

Unaudited Condensed Consolidated Interim Financial Statements prepared in compliance with IAS 34, Interim Financial Reporting

Infosys Limited and subsidiaries

Unaudited Consolidated Balance Sheets as of
(Dollars in millions except share data)
	March 31,2012	March 31,2011
ASSETS
Current assets
Cash and cash equivalents	$4,047	$3,737
Available-for-sale financial assets	6	5
Investment in certificates of deposit	68	27
Trade receivables	1,156	1,043
Unbilled revenue	368	279
Derivative financial instruments	–	15
Prepayments and other current assets	300	206
Total current assets	5,945	5,312
Non-current assets
Property, plant and equipment	1,063	1,086
Goodwill	195	185
Intangible assets	34	11
Available-for-sale financial assets	2	5
Deferred income tax assets	62	85
Income tax assets	204	223
Other non-current assets	32	103
Total non-current assets	1,592	1,698
Total assets	$7,537	$7,010
LIABILITIES AND EQUITY
Current liabilities
Derivative financial instruments	$9	–
Trade payables	5	10
Current income tax liabilities	207	183
Client deposits	3	5
Unearned revenue	107	116
Employee benefit obligations	98	31
Provisions	26	20
Other current liabilities	482	451
Total current liabilities	937	816
Non-current liabilities
Deferred income tax liabilities	2	–
Employee benefit obligations	–	58
Other non-current liabilities	22	14
Total liabilities	961	888
Equity
Share capital- 5 ($0.16) par value 600,000,000 equity shares authorized, issued and outstanding 571,396,401 and 571,317,959, net of 2,833,600 treasury shares each as of March 31, 2012 and March 31, 2011, respectively	64	64
Share premium	703	702
Retained earnings	6,509	5,294
Other components of equity	(700)	62
Total equity attributable to equity holders of the company	6,576	6,122
Non-controlling interests	–	–
Total equity	6,576	6,122
Total liabilities and equity	$7,537	$7,010

Infosys Limited and subsidiaries

Unaudited Consolidated Statements of Comprehensive Income
(Dollars in millions except share data)
	Three months ended March 31, 2012	Three months ended March 31, 2011	Year ended March 31, 2012	Year ended March 31, 2011
Revenues	$1,771	$1,602	$6,994	$6,041
Cost of sales	1,041	936	4,118	3,497
Gross profit	730	666	2,876	2,544
Operating expenses:
Selling and marketing expenses	91	88	366	332
Administrative expenses	111	114	497	433
Total operating expenses	202	202	863	765
Operating profit	528	464	2,013	1,779
Other income, net	131	92	397	267
Profit before income taxes	659	556	2,410	2,046
Income tax expense	196	154	694	547
Net profit	$463	$402	$1,716	$1,499
Other comprehensive income
Fair value changes on available - for-sale financial asset, net of tax effect	–	(1)	(2)	(2)
Exchange differences on translating foreign operations	244	23	(760)	72
Total other comprehensive income	$244	$22	$(762)	$70
Total comprehensive income	$707	$424	$954	$1,569
Profit attributable to:
Owners of the company	$463	$402	$1,716	$1,499
Non-controlling interest	–	–	–	–
	$463	$402	$1,716	$1,499
Total comprehensive income attributable to:
Owners of the company	$707	$424	$954	$1,569
Non-controlling interest	–	–	–	–
	$707	$424	$954	$1,569
Earnings per equity share
Basic ($)	0.81	0.70	3.00	2.62
Diluted ($)	0.81	0.70	3.00	2.62
Weighted average equity shares used in computing earnings per equity share
Basic	571,392,171	571,305,965	571,365,494	571,180,050
Diluted	571,399,573	571,391,425	571,396,142	571,368,358

NOTE:

1.
The unaudited Consolidated Balance sheets and Consolidated Statements of Comprehensive Income for the three months and year ended March 31, 2012 has been taken on record at the Board meeting held on April 13, 2012

2.	A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com